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Exhibit 99.1
                                  Press Release
                                Immediate Release

  PHOENIX INTERNATIONAL LIFE SCIENCES INC. ANNOUNCES FINANCIAL RESULTS FOR THE
                          SECOND QUARTER OF FISCAL 1999

Montreal, April 15, 1999 - Phoenix International reported consolidated net revenues of $56.4 million for the second quarter of fiscal 1999 ended February 28, 1999, a growth of 59% compared to $35.6 million for the corresponding period of fiscal 1998, as restated to include the ANAWA and Clinserve poolings of interests. During the second quarter, the company's organic growth in net revenue was 18%.

Year to date net revenue is $ 117.2 million compared to $ 70.4 million for the corresponding six-month period or an increase of 66% , including an organic growth of 20%.

Phoenix International's net income on a US GAAP basis for the second quarter is $ 100,000 or $0.00 per share as compared to $ 678,000 or $0.03 per share for the equivalent period in fiscal 1998. On a year to date basis, the company's net profit is $ 3.6 million or $ 0.13 per share before merger costs of $ 800,000 ($
0.03 per share) related to the Clinserve & McKnight acquisitions under pooling of interest method, as compared to $ 3 million or $ 0.12 per share for the same period last year. Cash flow from operations before working capital changes increased 40% to $10.0 million, compared to $6.9 million in the second quarter of fiscal 1998.

On a Canadian GAAP basis, the net loss was $ 395,000 in the second quarter of fiscal 1999 or $0.02 per share compared to a profit of $ 195,000 or $0.01 per share in the corresponding period of fiscal 1998. Gross margin was 38%, in line with the comparative prior year quarter.

Dr. John Hooper, Chairman and CEO commented:

         The second quarter earnings are consistent with those forecasted in our February Press Release and we expect the earnings in the third quarter to improve and to continue to improve in the fourth quarter.

The Chrysalis acquisition announced in November of 1998 is proceeding as planned with the Chrysalis shareholders meeting to approve the transaction scheduled for on April 30, 1999. If approved by Chrysalis shareholders, closing is expected to occur shortly thereafter. Chrysalis, is one of the world's 15 largest CROs, with strength in preclinical toxicology and pharmacology in Lyon, France and Scranton, Pennsylvania, and genomics services in Princeton, New Jersey (DNX Transgenics), and is expected to have a continuing Phase II-IV clinical research presence in Germany, Eastern Europe, and Israel, complementary to Phoenix's more substantial operations in this market segment.

Phoenix International is a contract research organisation (CRO) providing a wide spectrum of clinical, analytical, preclinical, drug discovery support and ancillary services to the pharmaceutical and biotechnology industries. Since beginning its operations in 1989, Phoenix International has grown to approximately 2,000 employees, of whom more than 175 have either medical degrees or PhD's and over 225 others have masters degrees.

This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; delays in the consummation of the Chrysalis acquisition; failure to realize fully expected costs savings from the Chrysalis acquisition; excess costs relating to the downsizing of Chrysalis; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

           FOR MORE INFORMATION, PLEASE CONTACT DAVID MOSZKOWSKI, C.A.
                Senior Vice-President and Chief Financial Officer
                    Phoenix International Life Sciences Inc.
                     Tel: (514) 333-0033 Fax: (514) 335-8351
                             E-mail: david@pils.com